SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



Dreyer's Grand Ice Cream Holdings, Inc.
(Name of Issuer)

Class A Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)



________261877104________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


___________December 18, 2003_________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.



CUSIP No. 261877104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

768,500 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

768,500 (Item 5)

:1
0
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,500 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.65%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
 CUSIP No. 261877104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

590,007 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

624,807 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,807 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.15%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 261877104

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc. I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 137,987     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  137,987           (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   137,987                 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.48%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 261877104

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  7,300    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

 7,300       (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,300            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO

CUSIP No. 261877104

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli & Company, Inc. Profit Sharing Plan
I.D. NO.  13-3798449
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  10,000    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

   10,000     (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   10,000            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 EP
CUSIP No. 261877104

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  12,000    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  12,000      (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   12,000            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION
CUSIP No. 261877104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc. I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 261877104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 261877104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
The class of equity securities to which this statement on Schedule
13D relates is the Class A Common Stock, par value $0.01 per share ("Securities"), of Dreyer's Grand Ice Cream Holdings, Inc. (the "Issuer"), a Delaware corporation with principal offices located 5929 College Avenue, Oakland, California 94618.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"),
engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
	The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
	(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli
Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc.
("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the
"Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
	Gabelli Partners makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
	GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
	GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the
Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory
services to offshore funds and accounts.   GSIL is an investment advisor of
Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
	Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
	Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers
Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold
Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.
	Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
	The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.
	MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.
	Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GBL, and the
Chief Investment Officer for each of the Reporting Persons. Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.
	The Reporting Persons do not admit that they constitute a group.
	Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.
	For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $120,945,826 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $59,536,506 and $48,465,980, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI and MJG Associates used approximately $10,672,533 and $564,978, respectively, of client funds to purchase the Securities reported by them. The Plan used approximately $775,640 of funds from the Plan's assets to purchase the Securities reported by it. The Foundation used approximately $930,189 of funds from the Foundation's assets to purchase the Securities reported by it.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,560,594 representing 5.38% the 29,007,629 shares reported as being outstanding in the Issuer's Form 10-Q for the quarter ended September 27, 2003. The Reporting Persons beneficially own those Securities as follows:


Name

Shares of
Common Stock
% of Class of
Common
Gabelli Funds

768,500
2.65%
GAMCO
624,807
2.15%

GSI

MJG Associates

The Plan

Foundation

Mario Gabelli

137,987

7,300

10,000

12,000

0

0.48%

0.03%

0.03%

0.04%

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli &
Company.   GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 34,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by GAMCO have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect
		to Securities of the Issuer
		The powers of disposition and voting of GAMCO, GSI, and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, or on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients or partnerships.

Item 7.		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule
13D of the Reporting Persons with respect to Edgewater Technologies, Inc.
Exhibit A:


Joint Filing Agreement

Exhibit B:
Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Raymond H. Keller.

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	December 29, 2003

MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.


By:/s/ James E. McKee
   James E. McKee
   Attorney-in-Fact



GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI SECURITIES, INC.



By:/s/ James E. McKee
    James E. McKee
    Secretary



GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
    Douglas R. Jamieson
    Executive Vice President



GABELLI & COMPANY, INC. PROFIT SHARING
PLAN


By:/s/ Douglas R. Jamieson
    Douglas R. Jamieson
    Trustee




SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chief Executive Officer of Lynch
Interactive Corporation; Vice Chairman of Lynch
Corporation.

	Charles C. Baum




Chairman and Director of The Morgan Group, Inc.;
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

            Frederic V.
Salerno
Chairman
Lynch Interactive Corporation

	Arnold M. Reichman
Business Consultant

	Marc J. Gabelli

President

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli

Marc J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

President
	Henry Kiernan
Vice President, Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See above



	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
Business Consultant

	Dr. Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:

	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

Michael R. Anastasio,
Jr.

Vice President and Chief Accounting Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Michael R. Anastasio

               Thomas H. Mahoney

               James E. McKee
Vice President and Chief Accounting Officer

Vice President

Secretary



Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary


Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Marc J. Gabelli

E. Val Cerutti
See above - Gabelli Group Capital Partners, Inc.

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Ralph R. Papitto

              Richard E. McGrail

              Raymond H. Keller

              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman and Chief Executive Officer

President and Chief Operations Officer

Vice President and Chief Financial Officer

Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:



	Ralph R. Papitto

See above
	Mario J. Gabelli
Vice Chairman

	Richard E. McGrail
See above

	Raymond H. Keller
See above



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

	Mario J. Gabelli

Marc J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

See above - Gabelli Group Capital Partners, Inc.

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

                Frederic V.
Salerno
Chairman

Officers:


	Mario J. Gabelli
Vice Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer

               John Fikre

Vice President - Corporate Development, General
Counsel, and Secretary

	(1) Citizen of Germany


                                                SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           CLASS A COMMON STOCK-DREYERS GRAND ICE CREAM HOLDINGS

                    GABELLI FOUNDATION
                                12/16/03            5,800            77.4400
                                12/15/03              200            77.4100
                    GABELLI SECURITIES, INC.
                                12/03/03              500            77.2548
                                11/03/03              500            77.3550
                        GABELLI ASSOCIATES FUND
                                12/22/03               79            77.5000
                                12/11/03            1,652            77.3190
                                12/04/03            1,000            77.2050
                                12/04/03            1,000            77.1550
                                12/03/03            2,000            77.2550
                                12/02/03            1,000            77.3150
                                12/02/03            1,400            77.3050
                                12/01/03            1,970            77.3813
                                12/01/03            2,000            77.3802
                                11/28/03            1,000            77.4550
                                11/26/03            2,500            77.4190
                                11/25/03            1,000            77.3700
                                11/25/03            1,000            77.3850
                                11/24/03            1,000            77.3850
                                11/20/03            3,500            77.3960
                                11/11/03            1,500            77.2050
                                11/07/03              300            77.2050
                                11/04/03            3,000            77.2717
                                11/03/03            2,000            77.3700
                                10/30/03            4,000            77.3950
                        GAF II
                                11/21/03            1,000            77.3850
                        GABELLI ASSOCIATES LTD
                                12/11/03            1,500            77.3190
                                12/04/03            1,000            77.2050
                                12/04/03            1,000            77.1550
                                12/03/03            1,008            77.2548
                                12/02/03            1,000            77.3150
                                12/02/03            1,400            77.3050
                                12/01/03            2,000            77.3750
                                12/01/03              730            77.3813
                                11/28/03            1,000            77.4550
                                11/26/03            2,000            77.4190
                                11/25/03            1,000            77.3850
                                11/24/03            1,000            77.3850
                                11/20/03            3,000            77.3960
                                11/04/03            2,000            77.3050
                                11/03/03            2,000            77.3700
                                11/03/03              500            77.3550
                                10/30/03            2,000            77.4050
                                10/29/03              700            77.4050
                    MJG ASSOCIATES, INC.
                        GABELLI INTERNATIONAL II LTD
                                12/16/03            5,800            77.3950
                        GABELLI FUND, LDC
                                11/26/03            1,000            77.4190
                    GAMCO INVESTORS, INC.
                                12/22/03            6,000            77.4910
                                12/22/03            5,500            77.5000
                                12/18/03            4,000            77.4738
                                12/18/03            1,200            77.5118
                                12/17/03            4,000            77.4937
                                12/17/03            1,200            77.5154
                                12/17/03            3,000            77.5262
                                12/17/03              700            77.5541
                                12/16/03              600            77.6067
                                12/15/03            7,600            77.4830
                                12/15/03              300            77.6911
                                12/12/03            3,000            77.4117
                                12/12/03            4,800            77.4035
                                12/11/03            1,000            77.3650
                                12/11/03            4,000            77.3190
                                12/10/03              100            77.9793
                                12/09/03            1,000            77.3950
                                12/09/03            2,300            77.2883
                                12/05/03            2,000            77.3425
                                12/05/03           10,000            77.3045
                                12/04/03              600            77.5367
                                12/03/03            1,000            77.3100
                                12/03/03              500            77.2548
                                12/02/03              700            77.4699
                                12/02/03            5,000            77.3900
                                12/02/03            3,000            77.3987
                                12/02/03            1,500            77.4203
                                12/02/03            2,000            77.3150
                                12/01/03            3,500            77.4699
                                12/01/03            2,000            77.4700
                                12/01/03           12,000            77.4567
                                12/01/03            3,000            77.4730
                                12/01/03            2,000            77.4200
                                12/01/03            1,000            77.5163
                                12/01/03            3,000            77.3802
                                11/26/03              300            77.6540
                                11/26/03            5,000            77.4748
                                11/26/03            3,000            77.4590
                                11/26/03            4,000            77.4536
                                11/26/03            1,500            77.4190
                                11/26/03              500            77.5673
                                11/26/03           10,000            77.4438
                                11/26/03            1,000            77.5000
                                11/25/03            1,000            77.3700
                                11/25/03            2,000            77.4325
                                11/25/03            2,000            77.3700
                                11/25/03            1,000            77.4650
                                11/25/03              300            77.6000
                                11/24/03            1,000            77.4668
                                11/24/03              500            77.5318
                                11/24/03            1,000            77.4530
                                11/24/03           15,000            77.4061
                                11/21/03            1,000            77.3850
                                11/21/03              200            77.3650
                                11/20/03           20,000            77.4664
                                11/20/03           30,000            77.4540
                                11/20/03            2,100            77.3960
                                11/20/03            1,700            77.4500
                                11/19/03              700            77.5629
                                11/18/03            3,200            77.5347
                                11/18/03            1,500            77.5577
                                11/18/03            1,000            77.5794
                                11/18/03              500            77.6444
                                11/17/03            1,000            77.6230
                                11/17/03              500            77.5800
                                11/17/03            1,800            77.5561
                                11/11/03            5,000            77.2816
                                11/11/03              500            77.2050
                                11/10/03            2,500            77.3804
                                11/10/03            2,000            77.2550
                                11/10/03           10,000            77.2569
                                11/10/03            1,500            77.2937
                                11/10/03            1,300            77.2719
                                11/07/03            3,000            77.2725
                                11/07/03            3,000            77.2550
                                11/07/03            4,200            77.2663
                                11/06/03            3,300            77.3000
                                11/03/03            1,500            77.3550
                                11/03/03              500            77.3550
                                11/03/03            1,000            77.3800
                                10/31/03            2,500            77.3850
                                10/31/03            1,000            77.3550
                                10/31/03            1,300            77.3550
                                10/31/03            2,000            77.4550
                                10/30/03            2,000            77.4525
                                10/30/03            1,800            77.4550
                                10/30/03              200            77.4550
                    GABELLI & CO PROFIT SHARING PLAN
                                10/31/03            5,000            77.4000
                    GABELLI FUNDS, LLC.
                         GABELLI EQUITY TRUST
                                12/15/03           76,300            77.4894
                                11/11/03            3,700            77.2500
                                11/10/03           10,000            77.2600
                         GABELLI DIVIDEND & INCOME TRUST
                                12/23/03           12,000            77.5082
                                12/22/03           57,000            77.4988
                                12/19/03           57,400            77.4615
                                12/18/03            9,500            77.4600
                                12/17/03           47,000            77.4638
                                12/16/03           76,000            77.4896
                                12/15/03           20,000            77.4800
                                12/10/03              100            77.2800
                                12/08/03            1,000            77.2700
                                12/04/03            1,800            77.2500
                                12/03/03           12,200            77.2904
                                12/02/03           50,000            77.3520
                                12/01/03           50,000            77.3870
                                11/28/03            6,000            77.4432
                         GABELLI CONVERTIBLE FUND
                                11/07/03            3,000            77.2700
                                11/03/03           10,000            77.4190
                         GABELLI CAPITAL ASSET FUND
                                12/05/03            5,000            77.3100
                                11/26/03           10,000            77.5102
                         GABELLI ABC FUND
                                12/17/03           19,700            77.4756
                                12/16/03           31,800            77.4469
                                12/11/03            1,000            77.3100
                                12/10/03            2,500            77.3000
                                12/09/03           10,400            77.3200
                                12/05/03            4,600            77.2780
                                12/04/03           11,000            77.2436
                                11/26/03            9,000            77.4900
                                11/06/03            4,200            77.3100
                                11/05/03            5,800            77.3100
                                11/03/03            9,900            77.4190


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ NATIONAL MARKET.

          (2) PRICE EXCLUDES COMMISSION.


Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value of $0.01 per share, of Dreyer's Grand Ice Cream Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 29th day of December 2003.


MARIO J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
GABELLI FOUNDATION, INC.


By:/s/ James E. McKee

     James E. McKee
     Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.


By: /s/ James E.
McKee__________________________
     James E. McKee
      Secretary

ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.





LYNCH CORPORATION
BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
___________________________
       James E. McKee
       Attorney-in-Fact



GABELLI & COMPANY, INC.
PROFIT SHARING PLAN



By:/s/ Douglas R. Jamieson

     Douglas R. Jamieson
     Trustee



GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Executive Vice President

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